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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS



10048073

September 16, 2010

Act	—
Section	—
Rule	101 & 102 of Regulation M
Public Availability	9/16/2010

Ward A. Greenberg
Cleary Gottlieb Steen & Hamilton LLP
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt am Main
Germany

Re: Deutsche Bank Aktiengesellschaft
File No. TP 10-67

Dear Mr. Greenberg:

In your letter dated September 16, 2010 as supplemented by conversations with the staff of the Division of Trading and Markets ("Staff"), you request on behalf of Deutsche Bank Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Deutsche Bank"), an exemption from, or confirmation that the Staff will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action under, Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with a rights offering announced by Deutsche Bank (the "Rights Offering") and the related global offering (the "Global Offering," together with the Rights Offering, the "Offerings").

You seek exemptive or no-action relief to permit Deutsche Bank and certain Deutsche Bank Affiliates, including business divisions Corporate and Investment Bank ("CIB"), Private Wealth Management ("PWM"), Asset Management ("AM"), and Deutsche Bank's group treasury department ("Treasury"), to conduct specified transactions outside the United States in Deutsche Bank Shares during the Offerings. Specifically, you request that: (i) CIB be permitted to continue to engage in market making and principal client facilitation activities as described in your letter; (ii) CIB be permitted to continue to engage in derivatives market making and hedging activities as described in your letter; (iii) CIB be permitted to continue to engage in unsolicited brokerage activities as described in your letter; (iv) PWM be permitted to continue to engage in wealth management activities as described in your letter; (v) AM be permitted to continue to engage in asset management activities as described in your letter; and (vi) Treasury be permitted to continue to engage in employee share and option plan activities as described in your letter.

You also seek exemptive or no-action relief to permit certain Deutsche Bank Affiliates to conduct specified transactions in the United States in Deutsche Bank Shares during the Offerings. Specifically, you request that: (i) Deutsche Bank Securities Inc. be permitted to continue to engage in unsolicited brokerage activities as described in your letter; (ii) PWM be permitted to continue to engage in wealth management activities as described in your letter; and (iii) AM be permitted to continue to engage in asset management activities as described in your letter.

We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring in your analysis, the Commission hereby grants Deutsche Bank an exemption from Rules 101 and 102 to permit CIB, PWM, AM, Treasury, and Deutsche Bank Securities Inc. (collectively, the "Companies") to continue to engage in the transactions described in your letter during the Offerings. In particular, in your correspondence you make the following key representations:

- Deutsche Bank is a foreign private issuer as defined in Rule 3b-4(c) of the Securities Exchange Act of 1934.

- During 2009, the worldwide average daily trading volume ("ADTV") of Deutsche Bank Shares was approximately 19,916,270 shares, or Euro 817.5 million (or approximately US$ 1,175 million at the exchange rate on December 30, 2009) in value, and in August 2010, the worldwide ADTV of Deutsche Bank Shares was approximately 9,913,946 shares, or Euro 552.5 million (or approximately US$ 662.7 million at the exchange rate on August 31, 2010) in value;

- Deutsche Bank's market capitalization as of December 30, 2009 was approximately Euro 30.7 billion (or approximately US$ 44.3 billion at the exchange rate on December 30, 2009). As of August 31, 2010, Deutsche Bank's aggregate market capitalization was approximately Euro 30.8 billion (or approximately US$ 39 billion at the exchange rate on August 31, 2010);

- The Deutsche Bank Shares comprised 5.75% of the DAX as of December 30, 2009;

- Germany is the principal trading market for Deutsche Bank Shares and trading on European-based exchanges, MTFs, and other off-exchange platforms accounted for approximately 92% of the worldwide ADTV of Deutsche Bank Shares. In June, July, and August 2010, trading on all European-based platforms accounted for 93.7% of the worldwide ADTV of Deutsche Bank Shares;

- Deutsche Bank expects to issue a total of approximately 308 million new shares in the Rights Offering and expects to raise approximately Euro 9.8 billion;

- Deutsche Bank maintains and enforces written information barrier policies and procedures to prevent price-sensitive information from passing between any area in which Market Activities are conducted and any other area of Deutsche Bank in which price-sensitive information relating to Deutsche Bank Shares would be available;

- CIB conducts its market making and principal client facilitation activities, derivatives market making and hedging activities, and unsolicited brokerage activities outside the United States;

- PWM and AM conduct their wealth management and asset management activities both outside and inside (as discussed below) the United States;

- For the 12 months ended December 31, 2009, the activities of PWM for which relief is requested accounted for approximately 0.3% of the worldwide ADTV of Deutsche Bank Shares;

- For the 12 months ended December 31, 2009, the activities of AM for which relief is requested accounted for approximately 0.8% of the worldwide ADTV of Deutsche Bank Shares;

- Treasury conducts its employee share and option plan activities outside the United States;

- All of the Market Activities together (counting all sides of each trade in which it participates) conducted by the Companies as described in your letter accounted for approximately 11.6% of the worldwide ADTV of Deutsche Bank Shares in 2009;

- The withdrawal of a significant market maker in Deutsche Bank Shares (and in derivatives on Deutsche Bank Shares) in the primary market for those shares, which are among the most actively traded on the FSE, for an extended period of time would have serious harmful effects in the home market and, indirectly, in the United States market, for the Deutsche Bank Shares, including a significant imbalance of buy and sell orders, which could cause greater volatility and reduced liquidity;

- CIB, PWM, AM, and Treasury have each confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its businesses and in accordance with applicable German and other local laws;

- In the United States, Deutsche Bank conducts a securities business through a separate subsidiary, Deutsche Bank Securities Inc., which is registered with the Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority and the NYSE. Deutsche Bank Securities Inc. will only engage in unsolicited brokerage activities in the normal course of its business with its customers;

- In the United States, PWM conducts its wealth management business through Deutsche Bank Trust Company Americas ("DBTCA"), Deutsche Bank National Trust Company, Deutsche Bank Trust Company N.A., and Deutsche Bank Securities Inc., which are registered with the Commission as a broker-dealer or are banks registered to do business in the United States. Each of these entities will only engage in wealth management activities in the normal course of its business with its customers; and

- In the United States, AM conducts its asset management activities mainly through DBTCA (a New York State chartered bank) and Deutsche Investment Management Americas Inc. (an investment advisor registered with the Commission). Other entities for which relief is requested are DBSSNJ Inc. (a broker-dealer registered with the Commission), DBIM (an investment adviser registered with the Commission), DBCA (an investment adviser registered with the Commission), and RREEF (an investment adviser registered with the Commission). Each of these entities will only engage in asset management activities in the normal course of its business with its customers.

The exemption is subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States, with the exception of the unsolicited brokerage, wealth management, and asset management activities of certain Deutsche Bank Affiliates as described in your letter;

2. All of the transactions described in your letter for which you seek relief shall be effected in the ordinary course of business and not for the purpose of facilitating the Offerings;

3. The offering documents that will be distributed to United States investors that participate in the Offerings, discloses the possibility of, or the intention to make, the transactions described in you letter;

4. Deutsche Bank and each of the Companies will provide to the Division of Trading and Markets ("Division"), upon request, a time-sequenced schedule of all such transactions made during the Offerings. Such schedule will include:

(a) size, broker (if any), time of execution, and price of the transactions;
(b) the exchange, quotation system, or other facility through which the transactions occurred, and
(c) whether the transactions were made for a customer account or a proprietary account;

5. Upon request of the Division, Deutsche Bank and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington, D.C. within 30 days of its request;

6. Deutsche Bank and each of the Companies shall retain all documents and other information required to be maintained pursuant to this letter for at least two years following the completion of the Offerings;

7. Representatives of Deutsche Bank and each of the Companies shall be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise directed by this letter, Deutsche Bank and each of the Companies will comply with Regulation M.

The foregoing exemption from Rules 101 and 102 of Regulation M is based solely on your representations and the facts presented to the Staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,



Josephine J. Tao
Assistant Director

Attachment

CLEARY GOTTLIEB STEEN & HAMILTON LLP

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WWW.CLEARYGOTTLIEB.COM

NEW YORK • WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • COLOGNE
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September 16, 2010

Division of Trading and Markets
Securities and Exchange Commission
Attention: Josephine Tao
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Re: Deutsche Bank Aktiengesellschaft: Request for Exemptive and/or No-Action Relief from Rules 101 and 102 of Regulation M

Ladies and Gentlemen:

We are writing as counsel to Deutsche Bank Aktiengesellschaft ("Deutsche Bank"), a corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Germany"), about the application of Regulation M to transactions by Deutsche Bank and its affiliates (the "Deutsche Bank Affiliates," and each a "Deutsche Bank Affiliate"), in the ordinary shares of Deutsche Bank ("Deutsche Bank Shares") in connection with a rights offering planned by Deutsche Bank (the "Rights Offering"), in which Deutsche Bank's existing shareholders will receive tradable rights (the "Rights") to subscribe for new Deutsche Bank Shares (the "New Shares") and the related global offering (the "Global Offering," and together with the Rights Offering, the "Offerings"), in which New Shares that have not been taken up by holders of Rights will be offered as further described below.

Specifically, on behalf of Deutsche Bank, we ask the Staff to grant exemptive relief from, or to confirm that the Staff will not recommend that the Securities and Exchange Commission (the "SEC") take enforcement action under, Rules 101 and 102 of Regulation M in connection with the continuation by Deutsche Bank and the Deutsche Bank Affiliates, in the ordinary course of their respective businesses as described below and in accordance with applicable local law, of the following activities during the Offerings:

Market Making and Principal Client Facilitation in Deutsche Bank Shares: Deutsche Bank's business division Corporate and Investment Bank (CIB) ("CIB") regularly makes bids and offers for Deutsche Bank Shares on the Frankfurt Stock Exchange (the "FSE") and regularly purchases and sells Deutsche Bank Shares on the FSE, Multilateral Trading Facilities ("MTFs") such as Chi-X Europe Limited ("Chi-X") and Turquoise Services Limited ("Turquoise"), and other connected trading

*THEODOR-HEUSS-RING 9 50668 COLOGNE +49 (221) 80040-0 FACSIMILE +49 (221) 80040-199 platforms and in the over-the-counter market in Germany (and, in some cases, elsewhere outside the United States). CIB effects these transactions for its own account in order to provide liquidity to the trading market for Deutsche Bank Shares and to facilitate customer transactions.

Derivatives Market Making and Hedging: As a derivatives market maker, CIB issues, buys and sells derivatives on Deutsche Bank Shares for its own account and for the account of its customers on the FSE, on the Eurex exchanges ("Eurex"), on the Stuttgart stock exchange through platform EUWAX ("EUWAX")[1] and in the over-the-counter market in Germany and elsewhere outside the United States. These derivatives may include both currently existing and newly designed listed and over-the-counter options, warrants, convertible securities and other structured products (including exchange-traded funds and other portfolio-type instruments) relating to Deutsche Bank Shares or to baskets or indices including Deutsche Bank Shares, as well as, upon client request, futures on the foregoing. CIB engages in derivatives market-making activities in order to provide liquidity to the derivatives market and to facilitate customers' derivatives transactions.[2] In addition, CIB solicits and effects trades in Deutsche Bank Shares for its own account and for the accounts of its customers for the purpose of hedging positions (or adjusting or liquidating existing hedge positions) of Deutsche Bank and its customers that are established in connection with CIB derivatives market-making activities. These hedging transactions are effected on the FSE, MTFs and other off-exchange platforms and in the over-the-counter market in Germany (and, in some cases, elsewhere outside the United States).

Unsolicited Brokerage in Deutsche Bank Shares: CIB effects unsolicited brokerage transactions in Deutsche Bank Shares by placing orders on the FSE, MTFs and other off-exchange platforms and other German Exchanges or effecting trades in the over-the-counter market in Germany and elsewhere outside the United States. These transactions arise from unsolicited buy or sell orders received by CIB from its customers. In addition, Deutsche Bank Securities Inc., Deutsche Bank's affiliated U.S. broker-dealer, may also engage in unsolicited brokerage activities of the kind described above with its customers in the United States. We ask that the requested relief also cover such activities.

Trading in Deutsche Bank Shares and Derivatives by Deutsche Bank Private Wealth Management: Deutsche Bank's Private Wealth Management business division ("PWM") provides, among other products and services, worldwide investment services to high net worth and other affluent individuals, including in the United States through the Deutsche Bank affiliates Deutsche Bank Trust Company Americas, Deutsche Bank National Trust Company, Deutsche Bank Trust Company N.A. and Deutsche Bank Securities Inc.[3] As part of its ordinary advisory investment management activities on behalf of its clients, PWM may buy and sell Deutsche Bank Shares and derivatives on Deutsche Bank Shares for its clients' accounts. The market activities of PWM are conducted both outside and inside (through direct and indirect subsidiaries) in the United States and primarily in Germany on the FSE and in the United States through the facilities of the New York Stock Exchange (the "NYSE"). PWM executes trades in Deutsche Bank Shares both via CIB and to a lesser extent also via third party brokers.

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[1] EUWAX AG provides a trading platform on the Stuttgart stock exchange for securitized derivatives and acts as a market maker for derivatives as well as a quality liquidity provider. EUWAX AG is a subsidiary of Boerse Stuttgart Holding GmbH and is the most liquid trading platform for securitized derivatives in Europe. EUWAX is supervised by the stock exchange supervisory office within the ministry of trade and industry of the German federal state of Baden-Württemberg as well as the German federal supervisory authority for financial services (BaFin).

[2] These market activities also include CIB's market-making in derivatives conducted on a contractual basis with investors.

[3] Deutsche Bank Trust Company Americas ("DBTCA"), Deutsche Bank National Trust Company ("DBNTC") and Deutsche Bank Trust Company N.A. ("DBTCNA") are banks registered to do business in the United States. DBTCA is a New York state chartered bank and DBNTC and DBTCNA are both national banks. Deutsche Bank Securities Inc. is Deutsche Bank's affiliated U.S. registered broker-dealer. Deutsche Bank Securities Inc. does not solicit trades in Deutsche Bank Shares.

***Trading in Deutsche Bank Shares and Derivatives by Deutsche Bank Asset Management*:** Deutsche Bank's Asset Management business division ("AM") provides traditional, alternative and real estate investment solutions to private clients, financial intermediaries and institutional investors worldwide. As part of its ordinary investment management activities on behalf of its clients, AM buys and sells Deutsche Bank Shares and derivatives on Deutsche Bank Shares for its clients' accounts. The market activities of AM are conducted both outside and inside of the United States. AM executes trades in Deutsche Bank Shares through both third party brokers and, to a lesser extent, CIB and is obligated to act in the best interests of its clients, for example by adherence to best execution rules including FINRA Rule 2320 and its equivalents in other jurisdictions. These third-party or Deutsche Bank brokers place the respective orders either over-the-counter, through one of the stock exchanges where the Deutsche Bank Shares are listed or as principal trades on behalf of the broker or CIB. Once AM has instructed its broker, the brokers' activities are out of AM's scope and influence. AM only conducts a minor amount of its overall equity cash trading volume with CIB, accounting for 5.5% of AM's total trading in 2009. In Deutsche Bank Shares, trading through CIB accounted for 14.1% of AM's total trading in 2009. In the United States, AM trades with CIB or other broker affiliates of Deutsche Bank in exceptional cases. AM does not consider any Deutsche Bank affiliates as an approved broker, such that any trades though CIB or other affiliates must be pre-approved through AM's internal compliance procedures.

Trading in Deutsche Bank Shares Pursuant to Employee Incentive Plans: Deutsche Bank's group treasury department ("Treasury") regularly purchases Deutsche Bank Shares on the open market to hedge share awards granted to employees and to fulfill delivery obligations under the terms of Deutsche Bank's employee share plans. In supplementing cash repurchases, Deutsche Bank is also authorized to use derivatives to acquire own shares, e.g. with the use of put and call options or forward purchases. Deutsche Bank conducts these activities in order to hedge the economic risk of a rising share price after the grant date and to be in a position to deliver physical shares into employees' accounts at vesting of such programs. These activities are conducted exclusively outside the United States and in accordance with Deutsche Bank's fiduciary duties arising from those plans.

The availability of the exemptive and/or no-action relief that Deutsche Bank is requesting would be conditioned on the disclosure and record-keeping undertakings outlined below.

The following representations about the market for Deutsche Bank Shares and Deutsche Bank's market activities have been provided to us by Deutsche Bank.

I. **The Market for the Deutsche Bank Shares**

As of December 31, 2009, Deutsche Bank had 620,859,015 shares outstanding. The principal trading market for the Deutsche Bank Shares is Germany, where the shares are listed on the regulated market segments of the FSE and of the six other German exchanges in Berlin, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart (the "Other German Exchanges," and together with the FSE and the NYSE, the "Stock Exchanges"). The FSE (including Xetra, the exchange electronic trading system for the FSE) accounted for approximately 82.3%[4] of the average daily trading volume (the "ADTV") of Deutsche Bank Shares on the Stock Exchanges during 2009[5] and approximately 38.9% of the total worldwide ADTV in the Deutsche Bank Shares during 2009. Trading on European-based exchanges,

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4 In 2009, the ADTV for Deutsche Bank Shares was (i) 7,762,346 on the FSE (including Xetra), (ii) 103,780 on the Other German Exchanges and (iii) 1,564,376 on the NYSE.

5 In June, July and August of 2010, trading on the FSE (including Xetra) accounted for approximately 81.1% of the ADTV in Deutsche Bank Shares on Exchanges.

MTFs and other off-exchange platforms accounted for approximately 92.0% of the worldwide ADTV of Deutsche Bank Shares during 2009.[6] [7]

Deutsche Bank is a foreign private issuer as defined in Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is subject to the information reporting requirements of the Exchange Act. During 2009, the United States accounted for approximately 16.6% of the ADTV in the Deutsche Bank Shares on the Stock Exchanges[8] and approximately 7.9% of worldwide ADTV in the Deutsche Bank Shares.

The FSE, operated by Deutsche Börse AG, provides for trading in equities and bonds either through floor trading or through an exchange electronic trading system known as Xetra. The FSE is an order-driven market with transactions occurring through the automatic matching of buy and sell orders (on Xetra) or through officially appointed intermediaries (*Skontroführer*) in a semi-electronic system called Xontro (on the trading floor). In general, orders in floor trading are executed at the price that ensures the maximum trading volume.

In 2009, the aggregate turnover on the FSE (including Xetra) was approximately EUR 2,778.5 billion, and as of December 31, 2009 the overall market capitalization of equity securities of German companies listed on the FSE (excluding the unregulated open market segment) was approximately EUR 1,073.8 billion. As of December 31, 2009, there were 1,012 listed companies on the FSE. The primary market index is the Deutscher Aktienindex ("DAX"), which currently is composed of 30 of the most prominent domestic companies listed on the FSE, including Deutsche Bank. In general, orders in Xetra are executed giving priority to price and then to time of entry.

The Deutsche Bank Shares are a significant component of the DAX. As of December 30, 2009, Deutsche Bank's market capitalization was approximately EUR 30.7 billion (620 million shares) (or approximately US$ 44.3 billion at December 30, 2009 exchange rates), making Deutsche Bank the 7th largest listed German company in terms of market capitalization at that time. The Deutsche Bank Shares comprised 5.75% of the DAX as of December 30, 2009. During the year ended December 30, 2009, the ADTV of Deutsche Bank Shares in Germany was approximately EUR 312 million (or approximately US$ 450 million at December 30, 2009 exchange rates).[9]

In total in 2009, the worldwide ADTV for Deutsche Bank Shares across the Stock Exchanges, MTFs (including Chi-X and Turquoise) and other off-exchange platforms was 19,916,270 Deutsche Bank Shares, or approximately EUR 817.5 million (or approximately US$ 1,170 million at December 30, 2009 exchange rates).[10] Of this total, approximately 47.4% were traded over the Stock Exchanges.

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6 Of these European-based exchanges, MTFs and other off-exchange platforms, approximately 48.7% of the worldwide ADTV was carried out on German-based platforms and approximately 43.0% of the worldwide ADTV was carried out on U.K.-based platforms.

7 In June, July and August of 2010, trading on all European-based platforms accounted for 93.7% of the worldwide ADTV of Deutsche Bank Shares.

8 In June, July and August of 2010, trading on the NYSE accounted for approximately 18.0% of the ADTV in Deutsche Bank Shares on Exchanges and approximately 6.0% of the worldwide ADTV in Deutsche Bank Shares.

9 As of August 31, 2010, Deutsche Bank's market capitalization was approximately EUR 30.8 billion (620 million shares) (or approximately US$ 39.0 billion at August 31, 2010 exchange rates), making Deutsche Bank the 7th largest listed German company in terms of market capitalization at that time. The Deutsche Bank Shares comprised 6.04% of the DAX as of August 31, 2010. During the months of June, July and August 2010, the ADTV of Deutsche Bank Shares in Germany was approximately EUR 263.4 million (or approximately US$ 334.0 million at August 31, 2010 exchange rates).

10 In August 2010, the worldwide ADTV for Deutsche Bank Shares across the Exchanges, MTFs and other off-exchange platforms was 9,913,946 Deutsche Bank Shares, or approximately EUR 552.5 million (or approximately US$ 662.7 million at August 31, 2010 exchange rates). Of this total, approximately 55.6% were traded over the Stock Exchanges.

The most significant of the off-exchange platforms and MTFs is Markit BOAT ("BOAT"), a trading platform that reports aggregated data from over 35 investment firms and MTFs, which use the platform to report their off-exchange trades. In 2009, the ADTV of Deutsche Bank Shares on Markit BOAT was 3,970,636 Deutsche Bank Shares, or approximately 19.9% of worldwide ADTV in Deutsche Bank Shares.

Another significant MTF is Chi-X, an FSA-authorized securities firm operating as an MTF for the trading of a wide range of European equities. Chi-X is an indirect subsidiary of Nomura Holdings, Inc. In 2009, the ADTV of Deutsche Bank Shares was 1,172,787 Deutsche Bank Shares, or 5.9% of the worldwide ADTV in Deutsche Bank Shares.

In addition, the Deutsche Bank Shares are traded on Turquoise, a securities firm authorized by the FSA operating a multilateral trading facility for the trading of a wide range of European equities. Trading on Turquoise accounted for approximately 1.5% of the worldwide ADTV of Deutsche Bank Shares.

II. **Market Activities**

Deutsche Bank is a global, integrated financial services firm with businesses in private banking, asset management, investment banking and retail and commercial banking. Deutsche Bank has offices worldwide and its principal executive offices are located in Frankfurt, Germany.

CIB is part of Deutsche Bank, but operates as a separate division. CIB conducts a full-service securities business. Although CIB has offices throughout the world outside the United States, the market activities for which Deutsche Bank is seeking relief will be managed principally by representatives in Frankfurt and London.

In Germany, the activities of CIB are subject to licensing requirements and regulation primarily under the German Banking Act (*Kreditwesengesetz*), the German Stock Exchange Act (*Börsengesetz*) and the German Securities Trading Act (*Wertpapierhandelsgesetz*). The activities of Deutsche Bank's London branch are also regulated and supervised by the Financial Services Authority (FSA) in the United Kingdom, among other laws and regulations.

In the United States, Deutsche Bank conducts a securities business through a separate subsidiary, Deutsche Bank Securities Inc., which has its principal offices in New York City. Deutsche Bank Securities Inc. is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority and the NYSE. Deutsche Bank Securities Inc. will not engage in the CIB activities for which Deutsche Bank is seeking relief (other than unsolicited brokerage); rather these activities (including unsolicited brokerage) will be conducted by CIB outside the United States as described below. CIB and Deutsche Bank Securities Inc. engage in Market Activities solely in the ordinary course of their respective businesses and not in contemplation of the Offerings.

Outside the United States, PWM's principal offices are located in London. In the United States, PWM conducts its wealth management business principally through its New York branch and Deutsche Bank Trust Company Americas ("DBTCA"). DBTCA is headquartered in New York City and has fifteen offices across the United States.[11] All Market Activities by PWM in the United States are done in the ordinary course of its business and not in contemplation of the Offering

Outside the United States, AM is present in Europe, Asia and Australia. In the United States, it is made up of four main businesses: DWS (retail business), DB Advisors (institutional business),

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[11] See note 3 for a discussion of Deutsche Bank entities that conduct Market Activities in the United States.

Deutsche Insurance Asset Management (insurance business) and RREEF (alternative business). AM maintains principal offices which are physically separated from CIB activities. In the United States, AM operates through a number of legal entities depending on the respective product being offered, the client base and regulatory requirements. The main entities AM operates through are DBTCA, which is a New York state chartered bank, and Deutsche Investment Management Americas Inc., a registered investment advisor.[12] In the case of activities that require an investment adviser license, the respective legal entity is an SEC-registered investment adviser in the United States or is exempt from the requirement to register as such in the United States. These entities are generally restricted by ERISA, fiduciary and other similar laws preventing them investing client money into Deutsche Bank Shares. All Market Activities by AM in the United States are done in the ordinary course of its business and not in contemplation of this offering.

Treasury is part of Deutsche Bank's Corporate Center, with principal executive offices in Frankfurt, London, New York and Singapore. Treasury is principally responsible for the management of Deutsche Bank's financial resources and financial infrastructure. Among other responsibilities, Treasury manages Deutsche Bank's consolidated equity, including Deutsche Bank's treasury shares, taking into account financial ratios and regulatory capital requirements.

Deutsche Bank has confirmed that the activities described below, for which it is requesting relief (the "Market Activities"), are permitted under and would be conducted in accordance with applicable German and other local laws. In addition, Deutsche Bank has confirmed that all of the Market Activities described below together (counting all sides of each trade in which it participates), accounted for approximately 11.6% of the worldwide ADTV in Deutsche Bank Shares in 2009.

Deutsche Bank has established "Chinese Wall" procedures to prevent price-sensitive information from passing between any area in which the Market Activities are conducted and any other area of Deutsche Bank in which price sensitive information relating to Deutsche Bank Shares would be available. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, all market-making and other ordinary course market activities are permitted to continue. Deutsche Bank will continue to maintain these Chinese Wall procedures during the Offerings.

Market Making and Principal Client Facilitation in Deutsche Bank Shares. CIB conducts its market-making activities outside the United States and manages these activities from Frankfurt and London. CIB purchases and sells Deutsche Bank Shares as principal to facilitate customer transactions and provide liquidity to the market. Most of these market-making transactions are effected on the FSE, MTFs and other off-exchange platforms with the balance effected in the German over-the-counter market and, in some cases, the over-the-counter markets elsewhere outside the United States. During 2009, CIB was one of the largest market makers in the Deutsche Bank Shares, accounting for approximately 7.2% of FSE average daily market-making volume in the Deutsche Bank Shares and 11.0% of worldwide ADTV in the Deutsche Bank Shares. CIB engages in the Market Activities described above solely in the ordinary course of business and not in contemplation of the Offerings,

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[12] In addition to the entities named here, AM conducts some business through the following entities, though they are generally not involved in transactions related to Deutsche Bank Shares: (a) DB Securities Services NJ Inc. ("DBSSNJ "), an SEC-registered broker-dealer which was recently established to house mutual fund distributors, (b) DBOI Global Services Private Limited, an unregulated outsourcing service provider not involved in client or market-facing activity, (c) DB Investment Managers, Inc. ("DBIM"), an SEC-registered investment adviser , (d) DB Capital Advisers Inc. ("DBCA"), an SEC-registered investment adviser currently being wound down, and (e) RREEF America L.L.C. ("RREEF"), an SEC-registered investment adviser that works with real estate funds. While Deutsche Bank does not expect these entities to engage in Market Activities in connection with the Deutsche Bank Shares, it would like to request relief in connection with DBSSNJ, DBIM, DBCA and RREEF.

although the Offerings may result in greater selling pressure and thus higher volumes of transactions by CIB.

Derivatives Market Making and Hedging. CIB conducts its derivatives market-making activities outside the United States and manages these activities principally from Frankfurt and London. Its activities on derivatives account for approximately 4.7% of the average daily market-making volume in such derivatives in 2009 on the FSE, the Eurex and the EUWAX. This activity involves the issuance, purchase and sale of derivative products for its own account and for the accounts of its customers. These derivative products may include both currently existing and newly designed listed and over-the-counter options, warrants and other securities (including exchange-traded funds and portfolio-type instruments) that are exercisable for or convertible into, or the value of which is determined by reference to, Deutsche Bank Shares or proprietary or third party baskets or indices including Deutsche Bank Shares. These derivatives may also include futures on the foregoing. CIB's derivatives market making involves issuing, purchasing and selling derivatives on Deutsche Bank Shares in order to facilitate customer orders and provide liquidity to the market.[13]

Almost all CIB derivatives on Deutsche Bank Shares are cash-settled. In rare instances, CIB will arrange a physically-settled derivative on Deutsche Bank Shares at the request of a client. This process is reviewed and approved in advance with CIB's inventory management desk to ensure the relevant regulations and compliance procedures are followed.

In addition, as a result of its derivatives market making, CIB will maintain varying positions in these derivatives, and its financial exposure to movements in the price of the Deutsche Bank Shares will vary from time to time. In order to manage this financial exposure, CIB continually enters into hedging transactions that involve, in whole or in part, purchases and sales of Deutsche Bank Shares for CIB's own account. CIB also effects brokerage transactions in Deutsche Bank Shares, on an unsolicited basis, on behalf of its customers in order to assist them in hedging their derivatives positions.

CIB engages in the Market Activities described above solely in the ordinary course of its business and not in contemplation of the Offerings. These Market Activities occur primarily on the FSE, the Eurex and the EUWAX with the balance occurring in the over-the-counter market in Germany and, in some cases, the over-the-counter markets elsewhere outside the United States.

Unsolicited Brokerage. CIB effects unsolicited brokerage transactions in Deutsche Bank Shares by placing orders on the FSE or effecting trades as agent in the over-the-counter market in Germany and elsewhere outside the United States. These transactions arise from unsolicited buy and sell orders received from its customers. As noted above, Deutsche Bank Securities Inc. may also engage in unsolicited brokerage transactions with its customers in the United States. CIB and Deutsche Bank Securities Inc. engage in the Market Activities described above solely in the ordinary course of their respective businesses and not in contemplation of the Offerings.

Trading in Deutsche Bank Shares by PWM. As part of its wealth management activities, PWM buys and sells securities, including Deutsche Bank Shares and derivatives on Deutsche Bank Shares, for its clients' accounts pursuant to discretionary or non-discretionary mandates. Under applicable laws, including German laws and the laws of New York, among others, and subject to the terms of any contractual arrangements as in effect from time to time between PWM and its clients, PWM has a fiduciary duty to conduct its investment advisory management activities in a manner that is in the best interests of its clients and is prohibited by contract and by law from taking into account any factors other than the interest of its clients in making investment decisions. In addition, PWM has fiduciary or

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13 These market activities also include CIB's market-making in derivatives conducted on a contractual basis with investors.

similar duties to make recommendations as to non-discretionary advisory accounts in a manner that is in the best interests of its clients. PWM also has a contractual duty to follow the investment instructions of clients holding non-discretionary advisory and brokerage accounts.

Accordingly, PWM would be prohibited by contract and by law from following a directive by Deutsche Bank to cease trading Deutsche Bank Shares or derivatives on Deutsche Bank Shares during the Restricted Period (as defined below), unless PWM believed that cessation of such trading was in the best interests of its clients. Similarly, PWM would be prohibited by contract and by law from following a Deutsche Bank directive to bid for or purchase Deutsche Bank Shares or derivatives on Deutsche Bank Shares unless it independently concluded that such bids or purchases were in the best interests of its clients.

For the 12 months ended December 31, 2009, these activities of PWM accounted for approximately 0.6% of the ADTV of Deutsche Bank Shares on the Stock Exchanges and approximately 0.3% of the worldwide ADTV of Deutsche Bank Shares,[14] all of which was executed through CIB and is included in the CIB figures given above. PWM engages in these Market Activities solely in the ordinary course of business and not in contemplation of the Offerings. These Market Activities are conducted both outside and inside the United States and primarily in Germany through the facilities of the FSE and in the United States through the facilities of the NYSE.

Trading in Deutsche Bank Shares by AM. As part of its investment management activities, AM buys and sells securities, including Deutsche Bank Shares and derivatives on Deutsche Bank Shares, for its clients' accounts pursuant to various mandates, including actively managed core portfolios, growth, quantitative or passive strategies. Under applicable laws, including German laws and the laws of New York, among others, and subject to the terms of any contractual arrangements as in effect from time to time between AM and the relevant client accounts, AM has a fiduciary duty to oversee client accounts in a manner that is in the best interests of its clients. AM is prohibited by contract and by law from taking into account any factors other than the interest of the beneficiaries of client accounts in making investment decisions. Accordingly, AM would be prohibited by contract and by law from following a directive by Deutsche Bank to cease trading Deutsche Bank Shares and derivatives on Deutsche Bank Shares during the Restricted Period, unless AM believed that cessation of such trading was in the best interests of the beneficiaries of client accounts. As such, AM is run independently of CIB and AM and CIB have separate officers, directors and employees.

Similarly, AM would be prohibited by contract and by law from following a Deutsche Bank directive to bid for or purchase Deutsche Bank Shares or derivatives on Deutsche Bank Shares unless it independently concluded that such bids or purchases were in the best interests of the beneficiaries of client accounts. For the 12 months ended December 31, 2009, these activities of AM accounted for approximately 1.6% of the ADTV of Deutsche Bank Shares on the Stock Exchanges and approximately 0.8% of the worldwide ADTV of Deutsche Bank Shares, of which a portion was executed through CIB and is included in the figures given for CIB above. AM engages in these Market Activities solely in the ordinary course of business and not in contemplation of the Offerings.

Trading in Deutsche Bank Shares Pursuant to Employee Incentive Plans. Treasury regularly purchases Deutsche Bank Shares on the open market to hedge share awards granted to employees and to fulfill delivery obligations pursuant to the terms of Deutsche Bank's employee share plans. In supplementing cash repurchases, Deutsche Bank is also authorized to use derivatives to acquire own shares, e.g. with the use of put and call options or forward purchases. Deutsche Bank conducts these activities in order to hedge the economic risk of a rising share price after the grant date and to be in a position to deliver physical shares into employees' accounts at vesting of such programs. These

[14] The United States accounted for approximately 27.4% of PWM's trading in Deutsche Bank Shares in 2009.

activities are conducted exclusively outside the United States and in accordance with Deutsche Bank's fiduciary duties arising from those plans.

These activities of Treasury historically have represented a small proportion of all trading in Deutsche Bank Shares, and for the 12 months ended December 31, 2009, the ADTV of Deutsche Bank Shares on the Stock Exchanges traded pursuant to these activities represented approximately 0.5% of the ADTV of Deutsche Bank Shares on the Stock Exchanges and approximately 0.2% of the worldwide ADTV of Deutsche Bank Shares. Treasury's activities never exceed 20% of the daily trading volume of Deutsche Bank Shares on Xetra. Treasury engages in the Market Activities described above solely in the ordinary course of its business.

III. **The Offerings**

Deutsche Bank currently plans to announce the Rights Offering on or about September 12, 2010. The Rights Offering involves a capital increase in which Deutsche Bank shareholders will be allotted the Rights. The New Shares will be subscribed by and offered through an underwriting syndicate. The Rights Offering will consist of public offerings in Germany and the United States and of private placements in certain other jurisdictions. The Management Board has been authorized by Deutsche Bank's shareholders to issue new shares as specified in § 4 of Deutsche Bank's articles of association. Currently, Deutsche Bank expects to issue a total of approximately 308 million new shares in the Rights Offering, corresponding to a capital increase of 49.7%.[15] The final issue price is expected to be determined on or about September 20, 2010. Deutsche Bank has not yet determined the size of the offering, but it currently expects the Offerings to raise approximately EUR 9.8 billion.

The record date for the allotment of the Rights is expected to be on September 21, 2010 (the "Record Date"). Holders of Deutsche Bank Shares at the Record Date will be allotted Rights *pro rata*, *i.e.*, one Right for each existing Deutsche Bank Share owned.

The Rights are expected to be traded on the FSE from September 22 to October 1, 2010 and on the NYSE from September 22 to September 29. Holders of Rights will be able to exercise their Rights to purchase New Shares pursuant to the final Exercise Ratio and at the final issue price from September 22 to October 5, 2010 (the "Exercise Period").[16] To the extent Rights are not exercised on or before the end of the Exercise Period, they will be forfeited without any compensation.

New Shares that have not been taken up during the Exercise Period will then be offered in the Global Offering. The Global Offering, if any, will consist of a registered public offering in the United States and private placements outside the United States to certain institutional investors in reliance on Regulation S under the Securities Act. The Global Offering price is expected to be determined following an institutional bookbuilding procedure commencing on or about October 6, 2010.

For the purpose of the U.S. portions of the Offerings, Deutsche Bank has filed with the SEC a Registration Statement on Form F-3 (No. 333-162195) to register the Rights and the New Shares under the Securities Act. Pursuant to the rules of the SEC, such Registration Statement is an automatic shelf registration statement within the meaning of Rule 405 under the Securities Act and became effective upon filing with the SEC.

The New Shares will be submitted for listing on the FSE, the Other German Exchanges and the NYSE. Trading of the New Shares is expected to commence on or about October 6, 2010. Settlement

[15] Based on the price of Deutsche Bank Shares on Xetra (the electronic trading platform on the FSE) on August 31, 2010, this would amount to approximately EUR 15.3 billion, or US$ 19.4 billion at exchange rates on that date.

[16] Deutsche Bank Shares held in treasury on behalf of Deutsche Bank by Deutsche Bank or its affiliates will not be allotted Rights in the Rights Offering.

of the Rights Offering and the Global Offering is expected to take place on or about October 6, 2010 and October 8, 2010, respectively.[17]

IV. **Application of Regulation M**

In connection with the Offerings, Deutsche Bank, directly or through underwriters, will offer and sell Deutsche Bank Shares to U.S. investors and will, therefore, be engaged in a distribution in the United States for purposes of Regulation M. We have assumed that, under Regulation M, the restricted period for the Offerings (the "Restricted Period") would begin one business day prior to the determination of the final issue price and will end upon completion of the Offerings in the United States. Thus, the Restricted Period is likely to last approximately four weeks.

As affiliates or separately identifiable departments of Deutsche Bank that regularly purchase securities for their own accounts and the accounts of others or recommend and exercise investment discretion with respect to the purchase of securities, CIB, Deutsche Bank Securities Inc., PWM, AM and Treasury may be deemed to be "affiliated purchasers" of the issuer, as defined in Rule 100 of Regulation M.[18] As such, market activities of the Deutsche Bank Affiliates will be subject to Rule 102 throughout the Restricted Period, except to the extent that any of them acts as a "distribution participant" subject to Rule 101.

While CIB will not underwrite any New Shares, it will participate in both Offerings by acting as a global coordinator, joint bookrunner, principal subscription agent and settlement agent. Accordingly, CIB will be a "distribution participant" in the Offerings and its market activities will be subject to Rule 101 during the Restricted Period, at least until it completes its participation, after which it will be subject to Rule 102 as an affiliated purchaser until the Restricted Period ends. Thus we request relief for the Market Activities under both Rules 101 and 102, whichever may apply.

Under both Rule 101 and Rule 102, the Deutsche Bank Affiliates will not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, Deutsche Bank Shares during the Restricted Period unless one of the specified exceptions under the applicable rule is available.[19] There are no exceptions available under Rule 101 or Rule 102 that would permit the Deutsche Bank Affiliates to engage in the Market Activities. Therefore, without the requested exemptive and/or no-action relief, the Deutsche Bank Affiliates would not be permitted to engage in the Market Activities for an extended period of time, which is likely to last approximately four weeks.

Deutsche Bank believes that the withdrawal of CIB as a principal market maker in Deutsche Bank Shares in the primary market for those shares, which are among the most actively traded on the FSE, for such an extended period of time would have serious harmful effects in the home market, and, indirectly, in the U.S. market, for the Deutsche Bank Shares. These effects could include a significant imbalance of buy and sell orders, particularly given the large number of Deutsche Bank Shares to be distributed in the Offerings, and thus greater volatility and reduced liquidity.

As CIB is a principal market maker in derivatives on Deutsche Bank Shares, if CIB is precluded from conducting market making activities in the derivatives, the application of Regulation M could have serious adverse effects on the German market for the derivatives, as well as on CIB ability to manage

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17 The actual dates of events contemplated in relation to the Offerings described above may vary.

18 CIB would not qualify for the exception to the definition of "affiliated purchaser" because, among other things, it intends to act as a market maker and engage as a broker-dealer in solicited transactions in Deutsche Bank Shares during the Restricted Period.

19 While derivatives on Deutsche Bank Shares generally would not be "covered securities" under Regulation M, the derivatives market making that CIB conducts may, in some cases, be regarded as involving inducements to purchase Deutsche Bank Shares. To avoid uncertainty, we ask that the exemption and/or no-action relief we are requesting apply to the derivatives market making as well as the derivatives hedging and other activities in Deutsche Bank Shares described in this letter.

hedge positions maintained by Deutsche Bank and its customers previously established in connection with this activity.

CIB and Deutsche Bank Securities Inc. may also be unable to execute brokerage orders in Deutsche Bank Shares submitted by their customers in the normal course, thereby forcing their customers to take their orders elsewhere or to refrain from trading in Deutsche Bank Shares. It would be a significant burden on these customers to require them to transfer their Deutsche Bank Shares to a securities account elsewhere or to have CIB or Deutsche Bank Securities Inc. place orders with another bank, in order to make trades with respect to Deutsche Bank Shares.

PWM and AM have both fiduciary or similar duties under applicable laws to conduct their respective investment activities in the best interests of their respective clients. Accordingly, PWM and AM would be prohibited from trading in Deutsche Bank Shares and derivatives on Deutsche Bank Shares unless doing so complied with the terms and conditions that governed their relationships with their respective clients.

Treasury may also be unable to purchase Deutsche Bank Shares in the open market to facilitate the grant of awards or the exercise of options pursuant to the terms of Deutsche Bank's employee share and option plans or to purchase Deutsche Bank Shares from Deutsche Bank's employee share and option plans consistent with Treasury's past practice and in accordance with Deutsche Bank's fiduciary duties arising from those plans.

Deutsche Bank believes that these activities will not have a significant effect on the market price of Deutsche Bank Shares. Regulation M normally would not interfere with market-making and other market activities in actively traded securities, such as the Deutsche Bank Shares. However, because the Deutsche Bank Affiliates are affiliated purchasers of the issuer, they cannot rely on the actively traded securities exception to do what market makers for large U.S. issuers are normally allowed to do during distributions by those issuers. For these reasons, Deutsche Bank asks the Staff to provide an exemption from, or to confirm that the Staff will not recommend that the SEC take enforcement action under, Regulation M in connection with the continuation by Deutsche Bank and the Deutsche Bank Affiliates of the Market Activities during the Restricted Period, as permitted under market practice and applicable laws.

VI. **The German Market Regulatory Environment**

The principal laws and regulations that apply to Deutsche Bank's market activities in Germany are the German Stock Exchange Act (*Börsengesetz*), the rules and regulations set forth by the FSE (the "FSE Rules") and the other stock exchanges and the German Securities Trading Act (*Wertpapierhandelsgesetz*). These laws and regulations cover, among other things, prohibitions on insider trading and market manipulation, as well as professional trading in securities and disclosure.

The market oversight authority for transparency and compliance is divided among different bodies, including, in particular, the Surveillance Office (*Handelsüberwachungsstelle*) of the FSE and the Other German Exchanges, the Stock Exchange Supervisory Authority (*Börsenaufsichtsbehörde*) in the state of Hessen (responsible for the supervision of the FSE) and in the other German federal states where the Other German Exchanges are located as well as the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*, or BaFin).

Under the German Stock Exchange Act and the FSE Rules, the FSE oversees price formation, execution and settlement of transactions to ensure transparency and fair trading. Under the German Stock Exchange Act and the FSE Rules, the FSE has established a Surveillance Office, which has responsibility for market supervision, monitoring compliance and investigating violations. In addition, a stock exchange supervisory authority supervises each German stock exchange. The stock exchange supervisory authority has broad powers to investigate violations and impose disciplinary measures, including the right to issue such orders to the stock exchange or any trading participant as are necessary and appropriate to prevent infringements of law or to counteract other circumstances impacting the proper conduct of stock exchange trading and settlement and the monitoring thereof. In addition, the BaFin supervises the prohibitions on insider trading and market manipulation and compliance with disclosure obligations. The BaFin has the authority to investigate alleged violations of these prohibitions and refer its findings to the appropriate public prosecutors for criminal prosecution. Under the FSE Rules, every market participant is required to submit to the FSE the volume of its purchases and sales, and the FSE takes measures to ensure that information necessary to maintain a transparent market is made public. This applies, in particular, to the prices and volumes of securities traded on the trading floor and on Xetra.

The German Securities Trading Act provides remedies for abusing confidential information that is likely to influence the prices of securities. Market manipulation and dissemination of inaccurate statements to affect the prices of listed securities are prohibited. Insider trading and price manipulation in Germany are criminal offenses.

German stock corporations are generally prohibited from trading in their own shares. However, based on a shareholders' resolution, a German stock corporation that qualifies as a credit institution can be authorized to buy and sell shares of such stock corporation for trading purposes. The trading position in shares acquired for this purpose may not, at the end of any day, exceed 5% of the stated capital of the stock corporation. The annual general meeting of Deutsche Bank adopted such a resolution on May 27, 2010. In addition, based on a shareholders' resolution, a German stock corporation can be authorized to buy back own shares up to 10 % of its stated capital. The annual general meeting of Deutsche Bank adopted such resolutions on May 27, 2010. German stock corporations and their respective subsidiaries, collectively, are generally restricted from holding more than 10% of the company's own stated capital.

Broker-dealers in Germany are required to keep a daily record of orders received and transactions carried out, in which all information necessary to enable the reconstruction of the transactions and the supervision of the related operations must be recorded. In addition, broker-dealers conducting securities business in Germany are required to report to the BaFin all securities transactions relating to securities or derivatives admitted to trading on an organized market within a member state of the European Union. Broker-dealers are required to report the transactions to the BaFin no later than the working day following the day on which the transaction was entered into if the transaction is connected with a securities service or is an own-account transaction. Deutsche Bank would be subject to these rules with respect to the market activities described in the first paragraph of this letter.

VI. **Relief Requested**

As discussed above, Deutsche Bank is asking the Staff to grant exemptive relief from, or to confirm that the Staff will not recommend that the SEC take enforcement action under, Rule 101 and Rule 102 of Regulation M in connection with the continuation by Deutsche Bank and the Deutsche Bank Affiliates to engage in the Market Activities. Deutsche Bank and the Deutsche Bank Affiliates would conduct these activities in the ordinary course of their respective businesses and in accordance with applicable law in the German and other non-U.S. markets, all as described in this letter. Deutsche Bank also asks for relief to permit Deutsche Bank Securities Inc. to engage in unsolicited brokerage activities, and to permit PWM and AM to continue trading Deutsche Bank Shares and derivatives on Deutsche Bank Shares, in each case in the normal course of business in the United States as described in this letter.

As a condition to the relief being requested, Deutsche Bank will include disclosure in the offering documents that will be distributed to U.S. investors that participate in the Offerings. The disclosure will be substantially as follows:

"During the distribution of Deutsche Bank Shares in the Rights Offering and the Global Offering, if applicable, Deutsche Bank and certain of its affiliates intend to engage in various dealing and brokerage activities involving Deutsche Bank Shares when and to the extent permitted by applicable law. Among other things, Deutsche Bank and certain of its affiliates, as the case may be, intend (1) to make a market in Deutsche Bank Shares by purchasing and selling Deutsche Bank Shares for their own account or to facilitate customer transactions; (2) to make a market, from time to time, in derivatives (such as options, warrants, convertible securities and other instruments) relating to Deutsche Bank Shares for their own account and the accounts of their customers; (3) to engage in trades in Deutsche Bank Shares for their own account and the accounts of their customers for the purpose of hedging their positions established in connection with the derivatives market making described above; (4) to engage in unsolicited brokerage transactions in Deutsche Bank Shares with their customers; (5) to trade in Deutsche Bank Shares and derivatives on Deutsche Bank Shares as part of their investment management activities for the accounts of their customers; and (6) to trade in Deutsche Bank Shares in connection with employee incentive plans. These activities may occur on the FSE, BOAT, Chi-X, Turquoise, the Eurex, the EUWAX or other German stock exchanges, in the over-the-counter market in Germany or elsewhere outside the United States of America. In addition, when and to the extent permitted by applicable law, Deutsche Bank 's affiliated U.S. broker-dealer, Deutsche Bank Securities Inc., may engage in unsolicited brokerage transactions in Deutsche Bank Shares, and Deutsche Bank's investment management business groups may trade in Deutsche Bank Shares and derivatives on Deutsche Bank Shares, in the United States of America.

Deutsche Bank and its affiliates are not obliged to make a market in or otherwise purchase Deutsche Bank Shares or derivatives on Deutsche Bank Shares and any such market making or other purchases may be discontinued at any time. These activities could have the effect of preventing or retarding a decline in the market price of Deutsche Bank Shares."

As a further condition to the relief being requested, Deutsche Bank will undertake to keep records (the "Records") of the date and time at which Deutsche Bank Shares are purchased or sold, the market in which the purchase or sale is effected, the amount of Deutsche Bank Shares purchased or sold and the price of the purchase or sale, for each purchase or sale of Deutsche Bank Shares that the Deutsche Bank Affiliates make during the Restricted Period (this information will not include any client-specific data the disclosure of which is restricted under local law). Deutsche Bank will maintain the Records for a period of two years following the end of the Restricted Period. Upon the written request of the Director of the Division of Trading and Markets of the SEC, Deutsche Bank will make the Records available at the SEC's offices in Washington, D.C.

In connection with the relief requested by Deutsche Bank in this letter, please note that similar exemptive and/or no-action relief from Regulation M was granted to Allianz AG under your exemptive letter of April 10, 2003,[20] to Allianz SE under your exemptive letter of March 23, 2007,[21] to The Royal Bank of Scotland Group plc under your exemptive letter of July 23, 2007,[22] to UBS under your no-action letter of April 22, 2008[23] and your exemptive letter of May 16, 2008,[24] to Barclays PLC under your exemptive letter of June 16, 2008,[25] to Lloyds Banking Group plc (formerly

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20 See 2003 SEC No-Act. LEXIS 845.
21 See 2007 SEC No-Act LEXIS 401.
22 See 2007 SEC No-Act. LEXIS 545.
23 See 2008 SEC No-Act. LEXIS 464.
24 See 2008 SEC No-Act. LEXIS 509.
25 See 2008 SEC No-Act. LEXIS 538.

Lloyds TSB Group plc) under your exemptive letters of October 21, 2008,[26] April 20, 2009[27] and November 2, 2009[28] and to ING under your exemptive letter of November 19, 2009.[29]

* * *

If you have any questions about this request, please do not hesitate to contact me in Frankfurt (+49-69-971030). We appreciate your assistance in this matter.

Very truly yours,



Ward A. Greenberg

cc: Paul Dudek, Esq. (Division of Corporation Finance Securities and Exchange Commission)
Dr. Andreas Meyer (Deutsche Bank AG)
Dr. Mathias Otto (Deutsche Bank AG)

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26 See 2008 SEC No-Act. LEXIS 637.

27 See 2009 SEC No-Act. LEXIS 359.

28 See 2009 SEC No-Act. LEXIS 726.

29 See 2009 SEC No-Act. LEXIS 805.

132-00397